

Mail Stop 7010   July 18, 2008

Pingji Lu
Chief Executive Officer
China Housing & Land Development, Inc.
6 Youyi Dong Lu, Han Yuan 4 Lou
Xi'An, Shaanxi Province
China 710054

>   **Re: China Housing & Land Development, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed July 14, 2008**
>   **File No. 333-149746**

Dear Mr. Lu:

      We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response and revised disclosure in response to comment 4 in our letter dated July 2, 2008. However, there are several references to a hotel business remaining in the registration statement. Specifically, please refer to the second paragraph under "Revenues" on page 36 and the third paragraph under "Revenues" on page 42. Please clarify whether you own, operate, or manage this hotel business or if you sold portions of your buildings to an unrelated company to conduct the hotel business.

About Our Recent Private Placement, page 5

2. We note your response to comment 3 in our letter dated July 2, 2008. However, it remains unclear how you arrived at the number of shares you are registering. We note that $9 million of the Notes principal is convertible at an initial conversion price of $5.57. Therefore, it would appear that the maximum number of shares underlying the Notes is 1,615,799. This number, when added to the 1,796,835 shares underlying warrants, is 3,412,634. When this number is multiplied by 125%, it is larger than the amount of shares you have registered. Please explain in more detail how you obtained the number of shares you are registering. Please also explain why you include shares issuable upon payment of interest accrued on

the Notes in the total number of shares being registered. It appears from your disclosure in the Form S-1 and Exhibit 99.6 to your Form 8-K, filed on January 30, 2008, that you will pay cash interest on the Notes.

Executive Compensation, page 31

3. We note your Form 8-K and Form 8-K/A filed on July 14, 2008 and July 15, 2008, respectively. In these filings, you disclose that your Board of Directors approved grants of restricted stock awards under the Stock Incentive Plan 2007-2008 to certain executive officers and employees on July 2, 2008. You further disclose that these restricted stock awards were granted because the company met its performance goals for fiscal year 2007. Please disclose information about the Stock Incentive Plan 2007-2008 and the awards of these restricted shares of common stock in accordance with Item 402 of Regulation S-K. In addition, please also disclose the following items:

   - Please identify these performance goals and the method you used to determine the number of restricted shares of common stock each officer or employee should receive based on the achievement of the performance goals. Please also discuss whether discretion can be exercised to award these restricted shares if the relevant performance goal is not obtained or to reduce or increase the number of shares awarded. See Item 402(b)(2)(vi) of Regulation S-K.
   - Please disclose any policies regarding the adjustment or recovery of awards if the relevant performance measures are restated or adjusted in a way that would reduce the size of the award. See Item 402(b)(2)(viii) of Regulation S-K.
   - Please file the Stock Incentive Plan 2007-2008 as an exhibit to this Registration Statement.

4. We note your response and revised disclosure in response to comment 6 in our letter dated July 2, 2008. We further note your discussions with the staff regarding the company's executive compensation system. However, on page 32, you imply that you engage in certain types of compensation analysis that do not appear to be consistent with our understanding of your compensation methods. We note your references to benchmarks, performance-based incentive compensation, performance targets, independent compensation advisors, financial metrics, and individual performance evaluations. Please revise your disclosure to address the following items.

   - We note your statement on page 31 that you terminated your independent compensation advisor. Please disclose when you first hired this compensation advisor and when you terminated the relationship. On page 32, we further note your reference to confirming total compensation with the committee's independent compensation consultant. If this is a reference to the former compensation consultant, please remove the reference. If this is a reference to a new compensation consultant, please identify the consultant and the period of engagement.

- We note your reference to benchmarking on page 32. Please identify the benchmarks used in each element of compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

- We note your statement that your compensation committee reviews total compensation to ensure that a significant portion is performance-based. Please disclose what portion of your total compensation is performance-based.

- Please disclose the financial metrics used to compare your performance against the peer group.

- We note your statement that evaluation of individual performance is taken into consideration when approving annual and long-term incentive award payouts. Please disclose the elements of individual performance and individual contribution to your company's corporate performance you consider when awarding restricted shares of common stock under the Stock Incentive Plan 2007-2008. See Item 402(b)(2)(vii) of Regulation S-K.

If you do not engage in these types of compensation analyses, please remove these references and explain how your compensation committee determines the amount of each element of compensation to pay to your executive officers. See Item 402(b) of Regulation S-K.

5. We note your response and revised disclosure in response to comment 9 in our letter dated July 2, 2008 regarding compensation subject to vesting. Please revise this disclosure, if necessary, to account for your awards of restricted shares of common stock under the Stock Incentive Plan 2007-2008.

6. On page 33, we note that Pingji Lu's employment agreement states that he is paid in RMB rather than U.S. dollars. Please provide a footnote to the Summary Compensation Table that discloses Mr. Lu was paid in RMB and describe the rate and methodology used to convert the payment amounts to dollars. See Instruction No. 2 to Item 402(c) of Regulation S-K. Additionally, please explain whether there is a difference between the monthly base salary and the monthly performance salary paid to Mr. Lu. If there is a difference between these two types of salary, please note that we may have further comments.

Certain Relationships and Related Transactions, page 48

7. We note your revised disclosure in response to comment 14 in our letter dated July 2, 2008. However, your revised disclosure does not fully respond to our comment. Please disclose the following information:

- The largest aggregate amount of principal outstanding during the fiscal year 2007 and the quarter ended March 31, 2008. This requirement refers to the largest total amount of loans outstanding during each period and not the largest individual loan amount, which appears to be what you have disclosed. Please revise accordingly.
- The amounts of principal paid during fiscal year 2007 and the quarter ended March 31, 2008.
- The policies and procedures for the review, approval, ratification of any related party transaction and whether these policies are in writing. If they are not in writing, please disclose how they are evidenced. We note your disclosure regarding loans between you and your employees. See Item 404(b) of Regulation S-K.

Exhibits

8. We note that you have not yet filed the letter from your previous accountant as required by Item 304(a)(3) of Regulation S-K. Please file this letter as soon as possible.

*   *   *   *

You may contact Jessica Kane at (202) 551-3235 or me at (202) 551-3765 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Howard H. Jiang, Esq.
        Troutman Sanders LLP
        405 Lexington Avenue
        New York, NY 10174